Exhibit 99.1
Maxeon Provides Strategic Business Update

SINGAPORE – April 4, 2025 -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN), a global leader in solar innovation and channels, today provided an update on key business issues, recent transactions, and transformation initiatives.

"Maxeon continues to transform its business to compete more effectively in a challenging solar market, and delivering top-tier solar panels and renewable energy solutions to our customers for the long-term remains our highest priority,” said George Guo, Maxeon CEO. “While the Company still faces near-term headwinds, we are making progress in strengthening our supply chain versatility and resilience, streamlining operations, increasing efficiency, and reducing cost. We are confident in the future of solar energy and in Maxeon’s ability to best meet the needs of our growing U.S. partner and IPP network.”
Maxeon focuses its energy on the U.S. solar market
Maxeon has successfully concluded the previously announced transactions to strategically restructure its business portfolio and geographic market focus to concentrate exclusively on the U.S. market, where its presence and planned onshore manufacturing can create a strong platform to drive growth and success for the Company and its expanding network of partners.

As previously disclosed, Maxeon has sold certain non-U.S. assets, with proceeds to Maxeon’s balance sheet of approximately $94 million dollars. These restructuring transactions have positioned Maxeon for the future, ensuring a clear focus on U.S. residential, commercial, and utility power plant markets.

Update on CBP product review
In late March, U.S. Customs & Border Protection (CBP) informed Maxeon that it denied the Company’s protests on the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels that started under the Biden Administration in July 2024, resulting in their continued exclusion. This decision was made despite Maxeon’s comprehensive and transparent mapping of its supply chains and submission of thousands of pages of documentation demonstrating full compliance with the Uyghur Forced Labor Prevention Act (UFLPA). Maxeon points out that CBP has cited no evidence or even alleged that Maxeon’s products do not comply with the UFLPA. Instead, CBP decision was based on what it claims was insufficient documentation. Maxeon maintains that CBP’s actions are without merit. The Company is considering exercising its right to contest CBP’s decision at the U.S. Court of International Trade to demonstrate that Maxeon’s legacy supply chains are fully UFLPA-compliant.

Maxeon has been advised that CBP’s methods and procedures in connection with the Company’s protests are highly unusual. As disclosed in the Company’s November 14, 2024 press release, the Maxeon 3 and Maxeon 6 protests were referred to CBP’s Office of Rulings and Regulations (“OR&R”) under an Application for Further Review. Subsequently, the Company’s Performance 6 protest was also referred to CBP’s OR&R. Several months after the OR&R engaged with Maxeon on the substance of these protests, OR&R declined to issue a public ruling, instead stating that the protests did not meet the criteria for further review and returned the cases to the Electronics Center of Excellence & Expertise ("CEE"). The CEE then denied the protests. These inefficient and opaque actions create significant uncertainty and disruption for both Maxeon and its clients who have planned and obtained permits to include Maxeon’s cutting-edge solar products for use in industry-leading solar projects around the United States. Furthermore, these actions materially impact U.S. commerce and hinder the ability of the U.S. to achieve energy dominance.

While CBP’s decision implies that future imports of the same products with identical supply chain traceability documentation would likely be denied entry, CBP’s decision does not prevent Maxeon from making future imports of the same or different solar products with modified supply chain traceability documentation, as each shipment is evaluated independently.

Maxeon also notes that, given new tariffs and trade barriers applicable to Maxeon’s legacy cell and module manufacturing facilities, the Company is establishing alternative manufacturing and supply chains. These alternative manufacturing facilities and supply chains are not impacted by the CBP decision.

Maxeon stands by its compliance with UFLPA and continues to demonstrate best in class ESG practices and maintaining the highest standards of transparency. Maxeon is recognized as an industry-leading, ethical solar company and the Company has taken extraordinary measures to ensure a clean and traceable supply chain, free from forced labor.

Update on Planned Domestic Manufacturing Facilities
“Maxeon recognizes the importance of continuing the development of our U.S.-based manufacturing facilities,” said George Guo, Maxeon CEO. “We are committed to continuing to work with the Trump Administration as well as leaders in New Mexico to deliver our cutting-edge, high efficiency solar products to our residential and utility-scale partners active nationwide. Domestic manufacturing is the right thing to do, regardless of tariffs. Bringing our unique, patented technology together with a diversified and resilient supply chain is the recipe for Maxeon’s long-term success.”

As previously disclosed, Maxeon is continuing the development of its Albuquerque-based manufacturing facility. This includes the March 28, 2025 execution of an Amendment to Maxeon’s leased facility in New Mexico that set out revised timelines for certain owner-completed construction activities, some of which are now underway. Maxeon has also completed early design and layout activities for its initial phase manufacturing. The Albuquerque facility is intended to incorporate next-generation technology developed by Maxeon’s Silicon Valley-based R&D team. The Company continues to prioritize development of its Albuquerque facility as well as identifying additional domestic component vendors to help support diversified manufacturing operations.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages 40 years of solar energy leadership and over 2,000 granted patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, and on LinkedIn.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding our future plans and areas of focus, our positioning and actions to prove regulatory compliance, our assessment of U.S. Customs & Border Protection’s (CBP) determinations, and our ability to address these adverse determinations related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; the effectiveness of our environmental and sustainability efforts and the incorporation of governance-led, sustainable or environmentally beneficial features in our management. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

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For Further Information:
Investor Relations Contact: Vedant Mour, CFA, investor@maxeon.com, +65 8242 4617
Media Contact: Forrest Monroy, forrest.monroy@maxeon.com, +1 (626) 884-4756